FILED BY JAZZ TECHNOLOGIES, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: JAZZ TECHNOLOGIES, INC.
COMMISSION FILE NO. 1-32832

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

JAZZ TECHNOLOGIES ANNOUNCES STOCKHOLDERS APPROVED MERGER AGREEMENT WITH TOWER SEMICONDUCTOR

NEWPORT BEACH, Calif. and MIGDAL HAEMEK, Israel, September 17, 2008 - Jazz Technologies (AMEX: JAZ), a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions, today announced that at a special stockholders’ meeting held today, its stockholders voted in favor of the approval and adoption of the Agreement and Plan of Merger and Reorganization with Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM). Jazz reported that approximately 66.1% of Jazz’s outstanding shares of common stock voted to approve the merger agreement, which exceeded the majority vote required for adoption of the agreement, and less than 1% of Jazz’s outstanding shares of common stock voted against approval of the merger agreement. Under the terms of the agreement, Tower will acquire all of the outstanding shares of Jazz in a stock-for-stock transaction.

About Jazz Technologies and Jazz Semiconductor
Jazz Technologies™ (AMEX:JAZ) is the parent company of Jazz Semiconductor®, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company's broad process portfolio includes specialty technologies such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Jazz also offers world-class design enablement tools to speed customers’ time from design to revenue production. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. (NASDAQ:TSEM) (TASE:TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. The merger is subject to completion of customary closing conditions. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority, and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor:	Jazz Technologies:
Limor Asif	Melinda Jarrell
+972-4-650 6936	949/435-8181
limoras@towersemi.com	melinda.jarrell@jazzsemi.com

Tower Investor Relations Contact:	Jazz Investor Relations Contact:
Ryan Bright	Linda Rothemund
972/239-5119 ext. 159	415/445-3236
rbright@sheltongroup.com	linda@marketstreetpartners.com

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower filed with the SEC a Registration Statement on Form F-4 that contains a Proxy Statement/Prospectus and related materials, and, once declared effective by the SEC, Jazz has mailed to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-650-6936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at 949-435-8181.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the final Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower's executive officers and directors is included in Tower's Form 20-F for the year ended December 31, 2007, which was filed with the SEC on June 18, 2008. Additional information regarding the executive officers and directors of Jazz is included in Jazz's Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.